Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                    NAME AND ADDRESS OF COMPANY:

Maxar Technologies Ltd. (the “Company” or “Maxar Canada”)

1570-200 Burrard Street

Vancouver, BC V6C 3L6

2.                                    DATE OF MATERIAL CHANGE

October 9, 2018.

3.                                    NEWS RELEASE

A news release disclosing the material change was issued through CNW Newswire on October 9, 2018.

4.                                    SUMMARY OF MATERIAL CHANGE

On October 9, 2018, the Company announced that it is advancing its domestication into the United States by way of a plan of arrangement (the “Arrangement”), whereby the ultimate parent company of Maxar Canada will become an entity incorporated under the laws of the State of Delaware in the United States of America (the “U.S. Domestication”). It is anticipated that the new parent company will be named Maxar Technologies Inc. (“Maxar U.S.”).

5.                                    FULL DESCRIPTION OF MATERIAL CHANGE

5.1                            Full Description of Material Change:

On October 9, 2018, the Company announced that it is advancing its U.S. Domestication by way of the Arrangement. Pursuant to the Arrangement, Maxar U.S. will acquire all of the issued and outstanding common shares of Maxar Canada (the “Maxar Canada Shares”) in exchange for one share of common stock of Maxar U.S. (the “Maxar U.S. Shares”) per Maxar Canada Share. Following the completion of the Arrangement, Maxar U.S. and its subsidiaries will carry on the business currently conducted by Maxar Canada and its subsidiaries.

A special meeting (the “Meeting”) of the securityholders of Maxar Canada (the “Maxar Canada Securityholders”) will be held at 11:00 a.m. (Mountain Time) on November 16, 2018 to consider and vote on the Arrangement. Maxar Canada Securityholders as of the close of business on October 12, 2018, the record date for the Meeting, will receive notice of and be entitled to vote at the Meeting.

In connection with the U.S. Domestication, the Toronto Stock Exchange has conditionally approved, and the New York Stock Exchange is expected to conditionally approve, the listing of the Maxar U.S. Shares under the symbol “MAXR”, the same symbol under which Maxar Canada Shares are currently listed.

Subject to obtaining required court approvals, as well as the satisfaction of all other conditions precedent, if the Maxar Canada Securityholders vote in favor of the Arrangement, it is anticipated that the Arrangement will be completed on or about January 1, 2019.

In connection with the Arrangement, the Company and its wholly owned subsidiary, 1182060 B.C. Unlimited Liability Company, entered into an arrangement agreement dated October 8, 2018, a copy of which will be filed on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

5.2                            Disclosure for Restructuring Transactions:

Not applicable.

6.                                    RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.                                    OMITTED INFORMATION

Not applicable.

8.                                    EXECUTIVE OFFICER

For further information, please contact Jason Gursky, Investor Relations, by telephone at 1-303-684-2207.

9.                                    DATE OF REPORT

October 16, 2018

Forward-Looking Statements

Certain statements and other information included in this material change report constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Statements including words such as “may”, “will”, “could”, “should”, “would”, “plan”, “potential”, “intend”, “anticipate”, “believe”, “estimate” or “expect” and other words, terms and phrases of similar meaning are forward-looking statements. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements include, but are not limited to, statements related to the Arrangement, the U.S. Domestication, the required approvals and other statements that are not historical facts.

Forward-looking statements in this material change report are based on certain key expectations and assumptions made by the Company. Although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this material change report. Some of the key risks and uncertainties include, but are not limited to: failure to obtain the required third party approvals in a timely manner; failure of the U.S. Domestication to be completed for any reason (or to be completed in a timely manner); failure to achieve the perceived benefits of the U.S. Domestication, incurrence of costs associated with the U.S. Domestication beyond those estimated; unanticipated adverse tax consequences to Maxar Canada and Maxar U.S. in connection with the U.S. Domestication; and the impact of the announcement of the U.S. Domestication on Maxar Canada’s business.

For further information with respect to these risks and uncertainties, reference should be made to the Company’s continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities, which are available online under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com.

The forward-looking statements contained in this material change report are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this material change report or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this material change report as a result of new information or future events, except as may be required under applicable securities legislation.